May 12, 2020	Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 5, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 222 under the Securities Act of 1933, as amended, and Amendment No. 224 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 17, 2020, accession no. 0001133228-20-001066 (the “Amendment”). The Amendment relates to Multi-Asset High Income Fund (formerly Income Allocation Fund), a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — The Staff notes that the Fund recently changed its name. Please update the Fund’s series and class identifiers on EDGAR to reflect the Fund’s new name.

   Response — The Trust will make the requested change.

2.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class NAV shares of the Fund will be included on the front cover of the prospectus and the SAI when such class is offered to the general public.
K&L Gates LLP State Street Financial Center One Lincoln Street Boston MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

3.	Comment — Please confirm that the commission legend required by Rule 481(b) will be included.

Response — The Trust so confirms.

4.	Comment —Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund and the share class described in the Amendment are included in Appendix A to this letter.

5.	Comment — Under “Fund Summary — Fees and expenses,” please confirm whether the Trust intends to designate Class NAV shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”). If so, please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust does not intend to designate Class NAV shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

6.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund summary — Principal investment strategies,” please consider whether the expected discontinuation of the London Inter-Bank Offered Rate (“LIBOR”) would constitute a principal risk of the Fund. If the Trust believes that the discontinuation of LIBOR is not a principal risk of the Fund, please explain supplementally how the Trust reached this conclusion. If the Trust does conclude that the discontinuation of LIBOR is a principal risk of investing in the Fund, please include appropriate risk disclosure that is tailored to how the Trust expects the discontinuation of LIBOR to impact the Fund, including how any transition to any successor rate could impact the liquidity and value of the Fund’s investments that reference LIBOR. Please refer to the SEC Staff’s Statement Highlighting the Risks for Market Participants to Consider As They Transition Away from LIBOR, dated July 12, 2019.

Response — In response to the Staff’s comment, the Trust has added “LIBOR discontinuation risk” to the Fund’s prospectus.
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8.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may invest in emerging markets. Please disclose the method the Fund uses to determine whether a country is an emerging markets country.

Response — With respect to the methodology used to determine whether a country is an emerging market, the Fund does not formally distinguish between foreign and emerging market securities and respectfully declines to make any changes in response to this comment. With respect to risk disclosure, the Trust notes that “Emerging-market risk” is included as a sub-risk of “Foreign securities risk” in the Fund’s prospectus.

9.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the Fund may focus its investments in a single country. Given that the principal risks of the Fund include reference to the risks of investing in Chinese bonds, consider updating the disclosure in the principal investment strategies to refer specifically to China, rather than to a single country.

Response — The Trust respectfully notes that the Fund may focus its investments in any single country, not just in China. Therefore, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — The Fund states under “Fund summary — Principal investment strategies” that Fund may invest up to 100% of its assets in fixed-income securities. Please confirm supplementally how this is consistent with the term “multi-asset” in the Fund’s name.

Response — In response to the Staff’s comment, the Trust has revised the Fund’s principal investment strategies, in pertinent part, as follows:

“Under normal market conditions, the fund invests in a broad range of income-producing securities across asset classes as market conditions warrant, but the fund may invest up to 100% of its assets in fixed-income securities and may invest up to 70% of its assets in equity securities from time to time to adjust to prevailing market conditions.”

11.	Comment — Given the variety of securities and underlying funds in which the Fund can invest, please consider providing allocation percentages as much as possible.

Response — The Trust respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in the Fund’s investment strategies.

12.	Comment — The Fund states under “Fund summary — Principal investment strategies” that Fund may invest up to 70% of its assets in equity securities. Please consider disclosing whether the Fund will be investing up to this limit directly, or indirectly through an underlying fund or through the use of derivatives.

Response — In response to the Staff’s comment, the Trust notes that it generally intends such investments to be direct investments. With respect to derivatives, the Trust notes that the Fund reserves the right to use derivatives to count towards its investment policies. Derivative
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instruments are valued based upon their market value taking into account the terms of the instrument in connection with the Fund’s investment policies. However, although the Fund may utilize derivatives investments and may include them in its investment policies, the Trust respectfully declines to revise its disclosure, as it believes the disclosure is sufficient. The Trust also notes that it has taken this approach with respect to a number of funds in its complex and that this approach is therefore consistent on a complex-wide basis.

13.	Comment — The Fund states under “Fund summary — Principal investment strategies” that Fund may invest up to 70% of its assets in equity securities. Please clarify whether this reference should refer to income producing equity securities.
Response — The Trust respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in the Fund’s investment strategies.
14.	Comment — The Fund states under “Fund summary — Principal investment strategies” that Fund may invest in individual fixed-income securities to an unlimited extent. Please confirm whether there is, in fact, a percentage limitation on the Fund’s investments in individual fixed-income securities. If so, please disclose that percentage.
Response — In response to the Staff’s comment, the Trust has revised the Fund’s principal investment strategies, in pertinent part, as follows:

“The fund may invest in individual fixed-income securities to the fullest extent permissible.”

15.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the Fund may invest significantly in below-investment-grade bonds (e.g., high yield bonds, junk bonds, or arbitrage and distressed securities), below-investment-grade bank loans, foreign currency denominated bonds and bonds of emerging market issuers. Please revise this disclosure to clarify that below-investment-grade bonds specifically are commonly known as “junk bonds”
Response — In response to the staff’s comment, the Trust has revised the disclosure as follows:
“The fund may also invest significantly in below-investment-grade bonds (also known as junk bonds), (e.g., high yield bonds, ~~junk bonds,~~ or arbitrage and distressed securities), below-investment-grade bank loans, foreign currency denominated bonds and bonds of emerging market issuers.”
16.	Comment — The Fund states under “Fund summary — Principal investment strategies” that “direct investments in loans may be illiquid and holding a loan could expose the Fund to the risks of being a direct lender.” Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. The Staff notes that the response should include general market data on these types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under
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the 1940 Act. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315, dated October 13, 2016, pages 154-155

Response — As a general matter, the Trust believes that these types of investments do not present an inherently high degree of liquidity risk. The Trust notes that there are many open-end funds in the industry that invest in bank loans. Additionally, the Trust confirms that, pursuant to Rule 22e-4(iv), the Fund will not acquire any illiquid investment, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (together, “John Hancock”), as administrator of the Fund’s Liquidity Risk Management Program (the “Program”), assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Program. In administering the Program, John Hancock considers a number of factors, including whether the Fund’s investment strategy is appropriate for an open-end fund. John Hancock believes the Fund’s investment strategy is appropriate for an open-end fund and, in making that assessment, considered several factors. The following factors are taken into consideration in our assessment of the appropriateness of an investment strategy for an open-end fund structure: 1) Fund’s ability to meet redemption requests without diluting remaining investors’ interest, 2) portfolio liquidity during normal and reasonably foreseeable stressed conditions, 3) portfolio concentration and holdings of large positions in a particular issue or issuer, including consideration of exposures to securities with extended settlement periods, 4) use of borrowing for investment purposes and derivatives, 5) holdings of cash and cash equivalents, and 6) borrowing arrangements and other funding sources.

Pursuant to the Program, John Hancock assesses the liquidity of each of the Fund’s proposed holdings at different asset levels and classifies them in accordance with the requirements of Rule 22e-4, using a vendor provided model. The asset classification model requires four key parameters in order to conduct the analysis and assign the proper asset classification: 1) Percent of the portfolio to be disposed (i.e., RATS), 2) Transaction cost limits, 3) Liquidity surface assignments for each position, 4) Time it takes to settle the trade. The asset classification model offered by our vendor uses market data sourced from a number of different providers in order to model and calibrate their universe of liquidity surfaces, which are maintained at the security, issuer or market segment level.

17.	Comment — The Fund states under “Fund summary — Principal investment strategies” that below-investment-grade bonds (also known as junk bonds) acquired by the fund directly or through investing in exchange-traded funds (ETFs) and other underlying funds will generally be in the lower categories of the major rating agencies (BB or lower by Standard & Poor’s Ratings Services (S&P) or Ba or lower by Moody’s Investors Service, Inc. (Moody’s)) or will be determined by the management team to be of similar quality. Please consider clarifying whether the management team may make independent determinations with respect unrated bonds.

Response — In response to the Staff’s comment, the Trust has revised the disclosure as-follows:
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“Below-investment-grade bonds (also known as junk bonds) acquired by the fund directly or through investing in exchange-traded funds (ETFs) and other underlying funds will generally be in the lower categories of the major rating agencies (BB or lower by Standard & Poor’s Ratings Services (S&P) or Ba or lower by Moody’s Investors Service, Inc. (Moody’s)) or if unrated, will be determined by the management team to be of similar quality.”

18.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the Fund may invest in securities of both U.S. or foreign issuers without limit, which can be U.S. dollar-based or foreign currency-based and may be currency hedged or unhedged. Please confirm that there is corresponding risk disclosure relating foreign currency.

Response — In response to the Staff’s comment, the Trust notes that the following disclosure is included within “Foreign securities risk:”

“Currency fluctuations and political and economic developments may adversely impact the value of foreign securities.”

Therefore, the Trust respectfully declines to make any changes in response to this comment.
19.	Comment — Under “Fund summary — Principal investment strategies,” the Fund states that it may invest extensively in derivative instruments. Please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also disclose whether investments in derivatives are included in the Fund’s 80% policy, and, if so, explain how such investments are valued.
Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. The Trust notes that the Fund generally will use market value, and not notional value, to value its investments in derivatives.
20.	Comment — The Fund states under “Fund summary — Principal investment strategies” that derivatives may be used for non-hedging purposes in order to invest indirectly in securities or financial markets, for duration management, to gain exposure to foreign currencies, for efficient portfolio management, or to generate additional income for the fund (emphasis added). Please explain the term duration management in Plain English.
Response — In response to this comment, the Trust has revised the disclosure to clarify that using derivatives for duration management “allows the fund to efficiently adjust the average maturity of the fixed-income securities it holds.”
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21.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may invest in other investment companies, including exchange-traded funds (“ETFs”) and closed-end funds. Please include allocation percentages, if possible.

Response — The Trust respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in the Fund’s investment strategies.

22.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may “invest in other investment companies, including ETFs and closed-end funds. In addition, the Fund may invest directly in, or indirectly through exchange-traded notes (ETNs) and investment companies, including ETFs, that focus their investment strategies on alternative or non-traditional asset categories such as commodities, market neutral (long/short) strategies, global real estate, natural resources, TIPS (Treasury Inflation-Protected Securities), foreign currency trading strategies, managed futures, arbitrage strategies, and tactical investment strategies.” Please clarify the purposes for which the Fund will make these investments, such as to produce income, for capital appreciation, or for capital preservation.

Response — The Trust notes that the Fund will make these investments in seeking to achieve it’s investment objective. Therefore, the Trust has revised the Fund’s disclosure to state that the manager may make these investments in seeking to achieve the Fund’s investment objective.

23.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may invest in TIPS (Treasury Inflation-Protected Securities). Please confirm that there is corresponding risk disclosure relating to TIPS.

Response — In response to the Staff’s comment, the Trust will include the following disclosure under the heading “Fixed-income securities risk” in the “Fund summary - Principal risks” section:

“Increases in real interest rates generally cause the price of inflation-protected debt securities to decrease.”

In addition, the Trust will include the following disclosure under the heading “Fixed-income securities risk” in the “Fund details - Principal investment risks” section:

“Inflation protected debt securities risk. Inflation-protected debt securities tend to react to changes in real interest rates. Real interest rates represent nominal (stated) interest rates reduced by the expected impact of inflation. In general, the price of an inflation-protected debt security falls when real interest rates rise, and rises when real interest rates fall. Interest payments on inflation-protected debt securities can be unpredictable and will vary as the principal and/or interest is adjusted for inflation.”

24.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may invest in tactical investment strategies. Please briefly disclose what constitutes “tactical investment strategies.”
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Response — In response to the Staff’s comment the Trust has revised the disclosure under the heading “Fund details - Principal investment strategies” to clarify that tactical investing refers to shorter-term investment strategies.

25.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

“The fund’s main risks are listed below in alphabetical order, not in order of importance.”

26.	Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Commodities risk.” Please add disclosure relating to investments in commodities to the Fund’s principal investment strategies.

Response — In response to the Staff’s comment, the Trust notes that the following disclosure appears in the Fund’s principal investment strategies (emphasis added), therefore, the Trust respectfully declines to make any changes in response to this comment:

“In addition, the fund may invest directly in, or indirectly through exchange-traded notes (ETNs) and investment companies, including ETFs, that focus their investment strategies on alternative or non-traditional asset categories such as commodities, market neutral (long/short) strategies, global real estate, natural resources, TIPS (Treasury Inflation-Protected Securities), foreign currency trading strategies, managed futures, arbitrage strategies, and tactical investment strategies.”

27.	Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Hong Kong Bond Connect Program (Bond Connect) risk.” Please consider expanding on this risk in light of the COVID-19 pandemic.

Response — In response to the Staff’s comment, the Trust respectfully notes that it has reviewed the disclosure and believes that it is adequate. The Trust further notes that it has extensive disclosure regarding COVID-19 and other risks relating to potential impacts of the COVID-19
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pandemic. Therefore, the Trust respectfully declines to make any changes in response to the Staff’s comment.

28.

Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Investment company securities risk.”  Please revise this disclosure to disclose the risks relating to investments in closed-end funds.

Response — In response to the Staff’s comment, the Trust notes that the term “underlying funds” in the “Investment company securities risk” is intended to encompass all types of underlying funds, including closed-end funds. The Trust further notes that the disclosure under the heading “Investment company securities risk” in the section “Fund details - Principal risks of investing” includes the following disclosure:

“Investments in closed-end funds may involve the payment of substantial premiums above the value of such investment companies’ portfolio securities.”

Therefore, the Trust respectfully declines to make any changes in response to this comment.

29.	Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Real estate securities risk.” Please add disclosure relating to real estate investments to the Fund’s principal investment strategies.

Response — In response to the Staff’s comment, the Trust notes that the following disclosure appears in the Fund’s principal investment strategies (emphasis added), therefore, the Trust respectfully declines to make any changes in response to this comment:

“In addition, the fund may invest directly in, or indirectly through exchange-traded notes (ETNs) and investment companies, including ETFs, that focus their investment strategies on alternative or non-traditional asset categories such as commodities, market neutral (long/short) strategies, global real estate, natural resources, TIPS (Treasury Inflation-Protected Securities), foreign currency trading strategies, managed futures, arbitrage strategies, and tactical investment strategies.”

30.	Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Sector risk.” Please add disclosure relating to sector focus to the Fund’s principal investment strategies.

Response — In response to the Staff’s comment, the Trust has added the following disclosure to the Fund’s principal investment strategies:

“The fund may focus its investments in a particular sector or sectors of the economy.”

31.	Comment — Under “Fund summary — Past performance,” please confirm whether the “Custom Blended Benchmark” remains the Fund’s secondary benchmark. If not, please remove this disclosure.
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Response — In response to the Staff’s comment, the Trust confirms that the Fund will retain a custom blended benchmark as the Fund’s secondary benchmark, but that the custom blended benchmark will be changing. The Trust will retain the previous custom blended benchmark for a one year period and will include appropriate disclosure regarding the change to the custom blended benchmark in a footnote to the average annual total returns table.

32.	Comment — Under “Fund summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i) of Form N-1A, the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

33.	Comment — In the “Fund summary — Portfolio management,” please state the day and month that each portfolio manager began managing the Fund.

Response —The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

34.	Comment — In the “Fund details — Who’s Who” section, please include disclosure relating to the Fund’s transfer agent, or confirm that such disclosure is included in the SAI per Item 19(h) of Form N-1A.

Response — In response to the Staff’s comment, the Trust notes that Class NAV shares do not have a transfer agent. Therefore, the Trust respectfully declines to make any changes in response to this comment.

35.	Comment — Under “Transaction Policies — Valuation of Shares” please confirm whether the disclosure should include information with respect to how underlying funds are valued.

Response — In response to the Staff’s comment, the Trust has reviewed the disclosure and believes that it is adequate. The Trust respectfully notes that the disclosure under the heading “Transaction Policies - Valuation of Securities” includes information regarding how underlying funds are valued for purposes of determining the Fund’s net asset value.

36.	Comment — Under “Transaction Policies — Execution of requests,” please confirm that the Fund has included all disclosures required by Item 11(c)(7) and (8) under Form N-1A. In particular,
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please confirm whether there is any variance in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.

Response — In response to the Staff’s comment, the Trust confirms that this disclosure complies with the requirements of Item 11(c)(7) and (8). The Trust further confirms that there is no variance in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.
37.	Comment — In the “Transaction Policies” section please confirm whether the disclosure should include information regarding certificated shares.
Response — In response to the Staff’s comment, the Trust has added the following disclosure:

“The fund does not issue share certificates. Shares are electronically recorded.”

SAI and Part C Comments

38.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.
Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.
39.	Comment — Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.
Response — The Trust so confirms.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Ariel Ayanna, Assistant Secretary of the Trust
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Appendix A

Fee Schedules

JHF II Multi-Asset High Income Fund - Class NAV Shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None
Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee [1]	0.42
Other expenses [2]	3.86
Total annual fund operating expenses	4.28
Contractual expense reimbursement [3]	–3.76
Total annual fund operating expenses after expense reimbursements	0.52

1 ”Management fee” has been restated to reflect the contractual management fee schedule effective May 16, 2020.

2 ”Other expenses” have been estimated for the first year of operations of the fund’s Class NAV shares.

3 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.52% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	53
3 years	954
5 years	1,868
10 years	4,211

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